Jan M. Davidson
Director – Assistant General Counsel
& Assistant Secretary
Delta Air Lines, Inc.
Department 981
P.O. Box 20574
Atlanta, GA  30320-2574
T +1 404 715 2676
F +1 404 714 0856
jan.davidson@delta.com

September 28, 2011

Cecilia Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-5546

RE:	Delta Air Lines, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 1-05424 Comment Letter dated August 9, 2011

Dear Ms. Blye:

Pursuant to a telephone conversation with the Staff, Delta’s response to the letter referenced above will be filed by November 4, 2011.  The extension is needed to provide time to obtain and review financial data in connection with the Staff’s letter.  I have spoken with the Staff previously regarding extensions to September 12, 2011 and September 30, 2011.

Thank you for your consideration.

Sincerely,

/s/ Jan M. Davidson